As filed with the Securities and Exchange Commission on August 7, 2007
Registration No. 333-142113
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HORSEHEAD HOLDING CORP.
(Exact name of Registrant as specified in its charter)

Delaware	3341	20-0447377
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification in Number)	(I.R.S. Employer Identification No.)

300 Frankfort Road
Monaca, PA 15061
(724) 774-1020
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Robert D. Scherich
Chief Financial Officer
Horsehead Holding Corp.
300 Frankfort Road
Monaca, PA 15061
(724) 774-1020
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

James S. Rowe
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000
Telecopy: (312) 861-2200

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-142113) is being filed solely for the purpose of amending Item 13 and Item 15 of the Registration Statement. No changes or additions are being made to the prospectus that forms part of the Registration Statement, and accordingly, the prospectus is being omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by Horsehead Holding Corp. in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$12,376
NASD filing fee	40,812
NASDAQ listing fee	65,000
Printing and engraving expenses	376,000
Legal fees and expenses	1,450,000
Accounting fees and expenses	543,000
Transfer agent and registrar fees	2,000
Miscellaneous expenses	10,812

Total expenses	$2,500,000

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 (“Section 145”) of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above are not exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

During the three-year period preceding the date of the filing of this registration statement, we have issued and sold the following securities without registration under the Securities Act:

On September 15, 2004, we issued options to purchase an aggregate of 1,083,197 shares (962,839 shares net of cancellations) of our common stock to certain members of our management team.

On March 31, 2004, April 30, 2004 and March 21, 2005, we issued warrants to Sun Capital and our other stockholders to purchase an aggregate of 4,107,625 shares, 10,261 shares and 1,830,469 shares, respectively, of our common stock.

On December 7, 2005, we issued options to purchase an aggregate of 120,357 shares of our common stock to Ali Alavi, our Vice President — Corporate Administration, General Counsel and Secretary, and options to purchase an aggregate of 90,274 shares to Frank Vallelunga, our Controller.

On July 10, 2006, we issued options to purchase an aggregate of 120,357 shares of our common stock to Robert Elwell, our Vice President — Operations.

On January 16, 2007, we granted options to purchase an aggregate of 1,085,000 shares of our common stock to our named executive officers and 21 employees.

On May 14, 2007, we issued 74,074 shares of our common stock in respect of options that were exercised by certain members of our management team.

On June 11, 2007, we issued 12,000 shares of restricted stock to three independent members of our board of directors.

We believe sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided for in Rule 701. The recipients of securities in each such transaction presented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients received or had access to adequate information about us.

On November 30, 2006, we completed a private placement of 15,812,500 shares of common stock (including 2,062,500 shares pursuant to the exercise of an over-allotment option), 12,799,902 of which were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, 1,232,691 of which were offered and sold to foreign buyers pursuant to Regulation S promulgated under the Securities Act and 1,779,907 of which were offered and sold to accredited investors pursuant Rule 506 under the Securities Act. Friedman, Billings, Ramsey & Co., Inc. (“FBR”) served as the initial purchaser under the Rule 144A and Regulation S offerings and served as our placement agent with respect to the Rule 506 offering. In the 144A and Regulation S offerings, we sold the securities to FBR at a price of $12.09 per share, which was a $0.91 per share discount over the gross offering price to the investors of $13.00 per share. In the 506 offering we sold shares to the investors at $13.00 per share and paid FBR a $0.91 per share commission. Aggregate net proceeds to us for the total offering, after deducting discounts and commissions of $14,389,375, was $191,173,125. We relied on subscription agreements and associated questionnaires in order to satisfy ourselves that the requirements of Rule 144A, Regulation S and Rule 506, as applicable, were satisfied.

On April 12, 2007, we completed a private placement of 13,973,862 shares of our common stock (including 1,822,678 shares pursuant to the exercise of an over-allotment option), 10,501,659 of which were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, 245,000 of which were offered and sold to foreign buyers pursuant to Regulation S promulgated under the Securities Act and 3,277,203 of which were offered and sold to accredited investors pursuant Rule 506 under the Securities Act. FBR served as the initial purchaser under the Rule 144A and Regulation S offerings and served as our placement agent with respect to the Rule 506 offering. In the 144A and Regulation S offerings, we sold the securities to FBR at a price of $12.56 per share, which was a $0.95 per share discount to the gross offering price to the investors of $13.50 per share. In the 506 offering, we sold shares to the investors at $13.50 per share and paid FBR a $0.95 per share commission. Aggregate net proceeds to us for the total offering, after deducting discounts and commissions of $13,205,300, was $175,441,837. We relied on subscription agreements and associated questionnaires in order to satisfy ourselves that the requirements of Rule 144A, Regulation S and Rule 506, as applicable, were satisfied.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedule I:  Condensed Financial Information of Registrant

HORSEHEAD HOLDING CORP.

CONDENSED BALANCE SHEETS — PARENT COMPANY ONLY
December 31, 2005 and 2006

	2005	2006
	(Amounts in thousands)

ASSETS
Investment in and advances to subsidiary	21,784	49,994

Total assets	$21,784	$49,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses	623	—
Long-term debt	17,370	—
Stockholders’ equity
Common stock	199	220
Additional paid-in capital	2,707	23,433
Retained earnings	885	26,341

Total stockholders’ equity	3,791	49,994

Total liabilities and stockholders’ equity	$21,784	$49,994

See notes to condensed financial statements of the registrant

HORSEHEAD HOLDING CORP.

CONDENSED STATEMENT OF OPERATIONS — PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006
	(Amounts in thousands)

Equity in income (loss) of subsidiary, net of taxes (benefit) of $(864), $2,797 and $32,717 for 2004, 2005 and 2006	(1,303)	4,303	$55,258
Interest expense	1,124	1,929	801

Income (loss) before income taxes	(2,427)	2,374	54,457
Income tax (benefit)	(447)	(773)	—

NET INCOME (LOSS)	$(1,980)	$3,147	$54,457

HORSEHEAD HOLDING CORP.

CONDENSED STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006
	(Amounts in thousands)

Cash Flows from Operating Activities:
Net income (loss)	$(1,980)	$3,147	$54,457
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Equity in (income) loss of subsidiary	1,303	(4,303)	(55,258)
Amortization	140	837	—
Changes in operating assets and liabilities:
Increase (decrease) in accrued expenses	537	72	(623)

Net cash (used in) operating activities	—	(247)	(1,424)
Cash Flows from Investing Activities:
Capital contribution and advances to subsidiary	(4,500)	—	(23,154)
Dividend received from subsidiary	—	4,747	49,023

Net cash provided by (used in) investing activities	(4,500)	4,747	25,869
Cash Flows from Financing Activities:
Dividends paid	—	—	(29,001)
Proceeds from equity offering, net of expenses	—	—	188,163
Common stock repurchase	—	—	(166,237)
Proceeds from issuance of notes payable	4,500	—	—
Payments on notes payable and long-term debt	—	(4,500)	(17,370)

Net cash provided by (used in) financing activities	4,500	(4,500)	(24,445)

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—

Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	$—	$—	$—

HORSEHEAD HOLDING CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS OF REGISTRANT

NOTE 1.  The condensed financial information includes only the financial information for the Registrant, Horsehead Holding Corp., excluding all of its consolidated subsidiaries. The schedule is required based upon the limitations on dividends and distributions that its subsidiary, Horsehead Corporation (the Operating Company) can make to the registrant under the terms of its $132 million credit facility with CIT and Contrarian as described in Note G to the consolidated financial statements.

NOTE 2.  The registrant received a dividend from Horsehead Corporation totaling $49.0 million during fiscal 2006, which was funded with the proceeds of borrowings on the credit facility described in Note 1 above.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Monaca, Pennsylvania, on August 7, 2007.

By:	/s/ James M. Hensler
Name: James M. Hensler
Title President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 7, 2007:

Signature		Title

/s/ James M. Hensler James M. Hensler		President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

/s/ Robert D. Scherich Robert D. Scherich		Vice President and Chief Financial Officer (principal financial and accounting officer)

* John van Roden		Director

* T. Grant John		Director

* Bryan D. Rosenberger		Director

*By:	/s/ Robert D. Scherich Robert D. Scherich Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1 **	Form of Underwriting Agreement.
3	.1 *	Second Amended and Restated Certificate of Incorporation of the Registrant
3	.2 *	Amended and Restated By-laws of the Registrant
4	.1 *	Specimen Common Stock Certificate
4	.2 *	Amended and Restated Registration Agreement, dated as of November 30, 2006, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
4	.3 *	Registration Rights Agreement dated as of November 30, 2006 by and among the Registrant and Friedman, Billings, Ramsey, & Co., Inc.
4	.4 *	Registration Rights Agreement dated as of April 12, 2007 by and among the Registrant and Friedman, Billings, Ramsey and Co., Inc.
5	.1 *	Opinion of Kirkland & Ellis LLP
10	.1*	Horsehead Holding Corp. Amended and Restated 2006 Long-Term Equity Incentive Plan
10	.2 *	Form of Option Agreement issued under 2006 Long-Term Equity Incentive Plan
10	.3 *	Amended and Restated Horsehead Holding Corp. 2004 Stock Option Plan
10	.4 *	Form of Option Agreement issued under 2004 Stock Option Plan
10	.5 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and James M. Hensler
10	.6 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and Robert D. Scherich
10	.7 *	Employment Agreement, dated as of November 30, 2006 by and between Horsehead Corporation and Ali Alavi
10	.8 *	Purchase/Placement Agreement dated November 20, 2006 by and between Horsehead Holding Corp. and Friedman, Billings, Ramsey & Co., Inc.
10	.9 *	Financing Agreement dated as of July 15, 2005 by and among Horsehead Corporation, Horsehead Intermediary Corp., Chestnut Ridge Railroad Corp., The CIT Group/Business Credit, Inc., PNC Bank National Association and certain lenders party thereto
10	.10 *	Amendment No. 1 to CIT Financing Agreement dated as of October 21, 2005
10	.11 *	Amendment No. 2 to CIT Financing Agreement dated as of January 18, 2006
10	.12 *	Amendment No. 3 to CIT Financing Agreement dated as of April 28, 2006
10	.13 *	Amendment No. 4 to CIT Financing Agreement dated as of October 25, 2006
10	.14 *	Financing Agreement dated as of July 15, 2005 by and among Horsehead Corporation, Horsehead Intermediary Corp., Chestnut Ridge Railroad Corp., CML I, LLC (as successor by assignment to Contrarian Service Company, LLC) and Contrarian Financial Services Company, LLC
10	.15 *	Amendment No. 1 to Contrarian Financing Agreement dated as of January 18, 2006
10	.16 *	Amendment No. 2 to Contrarian Financing Agreement dated as of April 28, 2006
10	.17 *	Amendment No. 3 to Contrarian Financing Agreement dated as of October 25, 2006
10	.18 *	Securityholders Agreement, dated as of December 23, 2003, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
10	.19 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and James M. Hensler
10	.20 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and Robert D. Scherich
10	.21 *	Letter Agreement re: Retention Bonus Arrangement, dated October 31, 2006, between the Registrant and Ali Alavi
10	.22 *	Letter Agreement re: SEC Filing Bonus Arrangement, dated October 31, 2006, between the Registrant and James M. Hensler

Exhibit
Number		Description of Document

10	.23 *	Letter Agreement re: SEC Filing Bonus Arrangement, dated October 31, 2006, between the Registrant and Robert D. Scherich
10	.24 *	Securities Repurchase Agreement, dated as of November 30, 2006, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
10	.25 *	Purchase/Placement Agreement dated April 4, 2006 by and between the Registrant and Friedman, Billings, Ramsey & Co., Inc.
10	.26 *	Securities Repurchase Agreement, dated as of April 12, 2007, by and among the Registrant, Sun Horsehead, LLC and certain of its other stockholders party thereto
10	.27 *	Form of Restricted Stock Agreement issued under the Horsehead Holding Corp. Amended and Restated 2006 Long-Term Equity Incentive Plan.
21	.1 *	List of subsidiaries of the Registrant
23	.1 *	Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2 *	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24	.1 *	Powers of Attorney
24	.2 *	Powers of Attorney of John van Roden, T. Grant John and Bryan D. Rosenberger

*	Previously filed.

**	Incorporated by reference to the Registrant’s Registration Statement in Form S-1 (File No. 333-144495) initially filed on July 2, 2007